UNITED STATES
                        SECURITIES EXCHANGE COMMISSION

                            Washington, D.C. 20549

--------------------------------------------------------------------------------


                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)

                         ANADYS PHARMACEUTICALS, INC.
                         ----------------------------
                               (Name of Issuer)

                    Common Stock, $.01 par value per share
                    --------------------------------------
                        (Title of Class of Securities)

                                   03252Q408
                                   ---------
                                (CUSIP Number)

                              December 31, 2006
                              -----------------
            (Date of Event which Requires Filing of this Statement)

Check  the  appropriate  box  to  designate  the  rule  pursuant  to  which this
Schedule is filed:

                               [ ] Rule 13d-1(b)

                               [ ] Rule 13d-1(c)

                               [X] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Continued on following pages
                              Page 1 of 10 Pages
                            Exhibit Index: Page 9

                                 SCHEDULE 13G

CUSIP No.: 03252Q408                                          Page 2 of 10 Pages
.................................................................................
1.    Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      SG MERCHANT BANKING FUND L.P.
.................................................................................
2.    Check the Appropriate Box if a Member of a Group

      (a) [ ]
      (b) [X]
.................................................................................
3.    SEC Use Only

.................................................................................
4.    Citizenship or Place of Organization

      Delaware
.................................................................................
Number of       5.   Sole Voting Power:          0
Shares
Beneficially    6.   Shared Voting Power:        690,379
Owned by
Each            7.   Sole Dispositive Power:     0
Reporting
Person With     8.   Shared Dispositive Power:   690,379
.................................................................................
9.    Aggregate Amount Beneficially Owned by Each Reporting Person

      690,379
.................................................................................
10.   Check if the Aggregate Amount in Row (9) Excludes Certain
      Shares (See Instructions)

      [X]
.................................................................................
11.   Percent of Class Represented by Amount in Row (9)

      2.43%
.................................................................................
12.   Type of Reporting Person:

      PN

                                 SCHEDULE 13G

CUSIP No.: 03252Q408                                          Page 3 of 10 Pages
.................................................................................
1.    Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      SG CAPITAL PARTNERS L.L.C.

.................................................................................
2.    Check the Appropriate Box if a Member of a Group

      (a) [ ]
      (b) [X]
.................................................................................
3.    SEC Use Only

.................................................................................
4.    Citizenship or Place of Organization

      Delaware
.................................................................................
Number of       5.   Sole Voting Power:          0
Shares
Beneficially    6.   Shared Voting Power:        609,379
Owned by
Each            7.   Sole Dispositive Power:     0
Reporting
Person With     8.   Shared Dispositive Power:   690,379
.................................................................................
9.    Aggregate Amount Beneficially Owned by Each Reporting Person

      690,379 /1/
.................................................................................
10.   Check if the Aggregate Amount in Row (9) Excludes Certain
      Shares (See Instructions)

      [X]
.................................................................................
11.   Percent of Class Represented by Amount in Row (9)

      2.43%
.................................................................................
12.   Type of Reporting Person:

      OO

----------------------------
/1/ SG Capital Partners L.L.C. disclaims beneficial ownership of the Shares held for the account of SG Merchant Banking Fund L.P.

                                 SCHEDULE 13G

CUSIP No.: 03252Q408                                          Page 4 of 10 Pages
.................................................................................
1.    Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      SG Americas, Inc.
.................................................................................
2.    Check the Appropriate Box if a Member of a Group

      (a) [ ]
      (b) [X]
.................................................................................
3.    SEC Use Only

.................................................................................
4.    Citizenship or Place of Organization

      Delaware
.................................................................................
Number of       5.   Sole Voting Power:          0
Shares
Beneficially    6.   Shared Voting Power:        935,174
Owned by
Each            7.   Sole Dispositive Power:     0
Reporting
Person With     8.   Shared Dispositive Power:   935,174
.................................................................................
9.    Aggregate Amount Beneficially Owned by Each Reporting Person

      935,174 /2/
.................................................................................
10.   Check if the Aggregate Amount in Row (9) Excludes Certain
      Shares (See Instructions)

      [X]
.................................................................................
11.   Percent of Class Represented by Amount in Row (9)

      3.29%
.................................................................................
12.   Type of Reporting Person:

      CO

----------------------------
/2/ SG Americas, Inc. disclaims beneficial ownership of the Shares held for the account of SG Merchant Banking Fund L.P.

                                                              Page 5 of 10 Pages

Item 1(a).    Name of Issuer:

              Anadys Pharmaceuticals, Inc. (the "Issuer")

Item 1(b).    Address of Issuer's Principal Executive Offices:

              3115 Merryfield Row, San Diego, CA 92121

Item 2(a).    Name of Person Filing

              This Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

              i)   SG Merchant Banking Fund L.P. ("SG Merchant Banking Fund");

              ii)  SG Capital Partners L.L.C. ("SG Capital Partners"); and

              iii) SG Americas, Inc. ("SG Americas")

              This Amendment No. 1 to Schedule 13G relates to Shares (as defined herein) held for the accounts of SG Merchant Banking Fund (previously held by SGC Partners I LLC) /3/ and SG Ventures I, L.P. (formerly SG Cowen Ventures I,L.P.), a Delaware limited partnership ("SG Ventures I") the general partner of SG Merchant Banking Fund is SG Capital Partners and the managing member /4/ of SG Capital Partners is SG Americas. In such capacities, SG Merchant Banking Fund, SG Capital Partners and SG Americas may be deemed to have voting and investment power over the Shares held for the account of SG Merchant Banking Fund.

              The general partner of SG Ventures I is Societe Generale Investment Corporation ("SGIC"). SG Americas is the parent of SGIC. In such capacities, SGIC and SG Americas may be deemed to have voting and investment power over the Shares held for the account of SG Ventures I.

---------------------------
/3/ Effective July 3, 2006, the Shares previously held for the account of SGC Partners I were transferred to SG Merchant Banking Fund L.P., the sole member of SGC Partners I, without consideration, pursuant to the distribution agreement between SGC Partners I and SG Merchant Banking Fund, the sole member of SGC Partners I.

/4/ Effective July 12, 2006, Cowen and Company, LLC (previously known as SG Cowen), resigned as the managing member of SG Capital Partners and at the same time SG Americas was appointed as the managing member of SG Capital Partners.


Item 2(b).    Address of Principal Business Office or, if None, Residence

              The address of the principal business office of each of the Reporting Persons is 1221 Avenue of the Americas, New York, New York 10020.

Item 2(c).    Citizenship

              i)    SG Merchant Banking Fund is a Delaware limited partnership;
              ii)   SG Capital Partners is a Delaware limited liability company;
                    and
              iii)  SG Americas is a Delaware corporation

                                                              Page 6 of 10 Pages

Item 2(d).    Title of Class of Securities:

              Common Stock, $.01 par value per share (the "Shares").

Item 2(e).    CUSIP Number:

              03252Q408

Item 3. If this Statement is Filed Pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

              (a) [ ] Broker or dealer registered under Section 15 of the Exchange Act.
              (b)   [ ] Bank as defined in Section 3(a)(6) of the Exchange
                    Act.
              (c) [ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act.
              (d) [ ] Investment company registered under Section 8 of the Investment Company Act.
              (e) [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
              (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).
              (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).
              (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
              (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.
              (j)   [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.       Ownership:

Item 4(a).    Amount Beneficially Owned:

              As of February 9, 2007:

              (i) Each of SG Merchant Banking Fund and SG Capital Partners may be deemed to beneficially own the 690,379 Shares held for the account of SG Merchant Banking Fund.

              (ii) SG Americas may be deemed to beneficially own 935,174 shares. This amount consists of (A) 244,795 Shares held for the account of SG Ventures I and (B) 690,379 Shares held for the account of SG Merchant Banking Fund.

Item 4(b).    Percent of Class:

             (i) The number of Shares of which SG Merchant Banking Fund and SG Capital Partners may be deemed to be the beneficial owner constitutes approximately 2.43% of the total number of Shares outstanding (based upon information provided by the Issuer in its most recently filed quarterly report on Form 10-Q filed on November 3, 2006).

              (ii) The number of Shares of which SG Americas may be deemed to beneficially own constitutes approximately 3.29% of the total number of Shares outstanding.

                                                              Page 7 of 10 Pages

Item 4(c).    Number of Shares of which such person has:

SG Merchant Banking Fund and SG Capital Partners:
-----------------------------------------------------------------
(i) Sole power to vote or direct the vote:                                     0
(ii) Shared power to vote or direct the vote:                            690,379
(iii) Sole power to dispose or direct the disposition of:                      0
(iv) Shared power to dispose or direct the disposition of:               690,379
SG Americas:
---------
(i) Sole power to vote or direct the vote:                                     0
(ii) Shared power to vote or direct the vote:                            935,174
(iii) Sole power to dispose or direct the disposition of:                      0
(iv) Shared power to dispose or direct the disposition of:               935,174

Item 5.       Ownership of Five Percent or Less of a Class:

              This Item 5 is not applicable.

Item 6.       Ownership of More than Five Percent on Behalf of Another Person:

              This Item 6 is not applicable

Item 7.       Identification and Classification of the Subsidiary
              Which Acquired the Security Being Reported on By the Parent Holding Company:

              This Item 7 is not applicable.

Item 8.       Identification and Classification of Members of the Group:

              This Item 8 is not applicable.

Item 9.       Notice of Dissolution of Group:

              This Item 9 is not applicable.

Item 10.      Certification:

              This Item 10 is not applicable.

                                                              Page 8 of 10 Pages
                                  SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 9, 2007               SG MERCHANT BANKING FUND L.P.

                                      By: SG Capital Partners L.L.C.
                                          Its General Partner

                                      By: SG Americas, Inc.
                                          Its Managing Member

                                      By: /s/ Governor Tipton
                                          --------------------------
                                      Name:  Governor Tipton
                                      Title: Secretary

Date: February 9, 2007               SG CAPITAL PARTNERS L.L.C.

                                      By: SG Americas, Inc.
                                          Its Managing Member


                                      By: /s/ Governor Tipton
                                          ---------------------------
                                      Name:  Governor Tipton
                                      Title: Secretary

Date: February 9, 2007               SG AMERICAS, Inc.

                                      By: /s/ Governor Tipton
                                          ---------------------------
                                      Name:  Governor Tipton
                                      Title: Secretary

                                                             Page 9 of 10 Pages

                                 EXHIBIT INDEX

Ex.                                                                     Page No.
---                                                                     --------
A.   Joint Filing Agreement, dated February 9, 2007 by
     and among SG Merchant Banking Fund L.P., and SG Capital
     Partners L.L.C.
             ............................................                     10

                                                             Page 10 of 10 Pages

                                   EXHIBIT A

                            JOINT FILING AGREEMENT


      The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of Anadys Pharmaceuticals, Inc. dated as of February 9, 2007 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Date: February 9, 2007               SG MERCHANT BANKING FUND L.P.

                                      By: SG Capital Partners L.L.C.
                                          Its General Partner

                                      By: SG Americas, Inc.
                                          Its Managing Member


                                      By: /s/ Governor Tipton
                                          --------------------------
                                      Name:  Governor Tipton
                                      Title: Secretary

Date: February 9, 2007               SG CAPITAL PARTNERS L.L.C.

                                      By: SG Americas, Inc.
                                          Its Managing Member


                                      By: /s/ Governor Tipton
                                          ---------------------------
                                      Name:  Governor Tipton
                                      Title: Secretary

Date: February 9, 2007               SG AMERICAS, INC.

                                      By: /s/ Governor Tipton
                                          ---------------------------
                                      Name:  Governor Tipton
                                      Title: Secretary